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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Computer Horizons Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
205908106
(CUSIP Number)
January 13, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	205908106	13G/A

1	NAMES OF REPORTING PERSONS Southpaw Credit Opportunity Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		5,607,324

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,607,324

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,607,324

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.6%**

12	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	205908106	13G/A

1	NAMES OF REPORTING PERSONS Southpaw Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,228,731

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,228,731

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,228,731

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	18.4%**

12	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	205908106	13G/A

1	NAMES OF REPORTING PERSONS Southpaw Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,228,731

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,228,731

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,228,731

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	18.4%**

12	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	205908106	13G/A

1	NAMES OF REPORTING PERSONS Kevin Wyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		6,228,731

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,228,731

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,228,731

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	18.4%**

12	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	205908106	13G/A

1	NAMES OF REPORTING PERSONS Howard Golden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		6,228,731

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,228,731

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,228,731

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	18.4%**

12	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G/A
This Amendment No. 2 to Schedule 13G (this “Amendment”) relates to shares of common stock, $0.10 par value (“Common Stock”), of Computer Horizons Corp., a New York corporation (the “Issuer”), and is being filed on behalf of (i) Southpaw Credit Opportunity Master Fund LP (“Fund ”), a Cayman Islands limited partnership, (ii) Southpaw Asset Management LP (“Southpaw Management”), a Delaware limited partnership, as the investment manager to Fund and certain managed accounts (the “Managed Accounts”), (iii) Southpaw Holdings LLC (“Southpaw Holdings”), a Delaware limited liability company, as the general partner of Southpaw Management, (iv) Kevin Wyman, a principal of Southpaw Holdings, and (v) Howard Golden, a principal of Southpaw Holdings (the persons mentioned in (ii) (iii), (iv) and (v) are referred to as the “Southpaw Management Group,” and together with the Fund, the “Reporting Persons”). All shares of Common Stock are held by the Fund and the Managed Accounts.
This Amendment is being filed to amend and restate Item 4 as follows:
Item 4 Ownership.
(a)
The Fund may be deemed the beneficial owner of 5,607,324 shares of Common Stock it holds. The Southpaw Management Group may be deemed the beneficial owner of 6,228,731 shares of Common Stock held by Fund and the Managed Accounts.

(b)
The Fund may be deemed the beneficial owner of 16.6%, and the Southpaw Management Group may be deemed the beneficial owner of 18.4%, of the Issuer’s outstanding shares of Common Stock, which such percentages were calculated by dividing (i) 5,607,324 (the number of shares of Common Stock held by the Fund) and 6,228,731 (the number of shares of Common Stock held by the Fund and the Managed Accounts), respectively, by (ii) 33,837,284 shares of Common Stock outstanding as of November 1, 2008 as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 13, 2008.

(c)
The Southpaw Management Group has the power to vote and dispose of the 6,228,731 shares of Common Stock held by Fund and the Managed Account. The Fund has the power to vote and dispose of the 5,607,324 shares of Common Stock it holds.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 15, 2009

Southpaw Credit Opportunity Master Fund LP
By:	Southpaw GP LLC, its general partner

By:	/s/ Howard Golden
	Name:	Howard Golden
	Title:	Managing Member

Southpaw Asset Management LP
By:	Southpaw Holdings LLC, its general partner
By:	/s/ Howard Golden
	Name:	Howard Golden
	Title:	Managing Member

Southpaw Holdings LLC
By:	/s/ Howard Golden
	Name:	Howard Golden
	Title:	Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden